Exhibit 5

FOR IMMEDIATE RELEASE	27 June 2016

WPP plc (“WPP”)

Director’s Dealing

WPP was notified that on 24 June 2016, Ms Sally Susman, Non-executive Director of the Company, purchased 500 WPP plc ADRs at an average price of $106.4599 per ADR. Following this purchase, Ms Susman’s holding is now 1,000 WPP ADRs (equivalent to 5,000 ordinary shares).

Contact:

Feona McEwan, WPP

Chris Wade, WPP

+44 (0)207 408 2204

END